Exhibit 22.1
List of Issuers and Guarantor Subsidiaries

In addition to Kansas City Southern (incorporated in Delaware), as of March 31, 2020, the following subsidiaries of Kansas City Southern guarantee the senior notes issued by Kansas City Southern and The Kansas City Southern Railway Company.

Entity	Jurisdiction of Incorporation or Organization	KCS Notes	KCSR Notes
Kansas City Southern	Delaware	Issuer	Guarantor
Gateway Eastern Railway Company	Illinois	Guarantor	Guarantor
KCS Holdings I, Inc.	Delaware	Guarantor	Guarantor
KCS Ventures I, Inc.	Delaware	Guarantor	Guarantor
Pabtex, Inc.	Delaware	Guarantor	Guarantor
Southern Development Company	Missouri	Guarantor	Guarantor
Southern Industrial Services, Inc.	Delaware	Guarantor	Guarantor
The Kansas City Northern Railway Company	Delaware	Guarantor	Guarantor
The Kansas City Southern Railway Company	Missouri	Guarantor	Issuer
Trans-Serve, Inc. (d/b/a Superior Tie and Timber)	Delaware	Guarantor	Guarantor
Veals, Inc.	Delaware	Guarantor	Guarantor